UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): 02/24/26

CWS Investments, Inc.

(exact name of issuer as specified in its charter)

Virginia

(state of incorporation)

EIN - 880822121

1750 Tysons Blvd Ste 1500

Mclean, VA 22102

703-988-2054

Series B Bonds

Item 9. Other Events

Officer Appointee

On February 24, 2026 Delaney Hoyle was promoted to Chief Operating Officer and is an Officer of the Company.

Change of Corporate Address

Effective February 24, 2026, The company corporate address will be 1750 Tysons Blvd Suite 1500, Mclean VA 22102.

Revisions to Subscription Agreement

The issuer has adopted revisions to its Subscription Agreement to align with the terms of the Offering Circular dated February 11, 2026.

Exhibit No.	Exhibit Title
4.1	Form of Subscription Agreement

Revisions to Form of Bond

The issuer has adopted revisions to its Form of Bond to align with the terms of the Offering Circular dated February 11, 2026.

Exhibit No.	Exhibit Title
4.2	Form of CWS Investments Inc Bond

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CWS Investments, Inc.

By:	/s/ Christopher W. Seveney
	Name:	Christopher W. Seveney
	Title:	Chief Executive Officer

	Date:	2/25/26

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (I) national, international, regional and local economic and political climates, (II) changes in global financial markets and interest rates, (III) increased or unanticipated competition for our properties, (IV) risks associated with acquisitions, dispositions and development of properties, (V) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (VI) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (VII) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (VIII) environmental uncertainties, including risks of natural disasters, and (IX) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated February 11 2026 and filed by us with the Securities and Exchange Commission (the “Commission”) on February 11 2026 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.